By EDGAR

August 22, 2018

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:    Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Re:    Sempra Energy
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 8-K/A Filed May 3, 2018
File No. 1-14201

Dear Mr. Thompson:

Following is the response of Sempra Energy (the Company) to the comments on the above-referenced filings in your letter dated August 14, 2018. For your convenience, we have repeated each comment in bold type above our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment Testing of Goodwill, page 139

1. We note that quantitative assessments were performed for your Mexico reporting units. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your Mexico reporting units are at risk of failing step one of the impairment test or that the fair value of each of the reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.
Response: In performing the goodwill impairment tests at our reporting units at Infraestructura Energética Nova, S.A.B. de C.V. (IEnova), the Company’s operating subsidiary and a public business entity in Mexico, we considered the following qualitative factors, in addition to performing quantitative testing:

•
the timing of the two acquisitions giving rise to the goodwill: both acquisitions were within approximately one year from the date of our annual impairment testing, and we determined such acquisitions to be at fair value;

•
the nature of the operating cash flows from both of the businesses acquired: the operating cash flows are long-term contracted, U.S. dollar-denominated, with credit-worthy counterparties and, in the case of the business’ pipelines assets, regulated, which factors provide for less volatility in the overall businesses and in the assumptions used in our annual impairment testing;

•	the positive operating results from the businesses acquired: both acquisitions have yielded operating results at or above expectations since the acquisitions;

•	the strategic advantages that these acquisitions have provided: both acquisitions have facilitated our pursuit of additional opportunities in the Mexican energy market; and

•	macroeconomic conditions, which continue to be positive in support of infrastructure growth.

IEnova produces standalone financial statements in accordance with International Financial Reporting Standards, under which it was required in 2017 to perform a quantitative goodwill impairment test similar to the “step one” assessment under Accounting Standards Codification 350, Intangibles – Goodwill and Other (ASC 350). Although we were only required to perform a qualitative analysis, known as “step zero,” under U.S. GAAP, in 2017, we utilized the quantitative test, as disclosed. We also considered analytics that we performed on IEnova’s market capitalization, which corroborated our quantitative analysis. Based on these factors, and pursuant to the guidance under ASC 350, our analysis indicated that it was not more-likely-than-not that the fair values of our Mexican reporting units were less than their carrying amounts.

In addition to the disclosures we provided in “Critical Accounting Policies and Estimates” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2017, we also provided additional disclosures relating to the potential future adverse effect of a goodwill impairment in a separate risk factor in “Item 1A. Risk Factors” as well as information in Note 1 of the notes to consolidated financial statements about our goodwill impairment testing.

Based on the totality of our qualitative and quantitative analyses, we concluded that the fair values of each of the reporting units were substantially in excess of carrying values, and as a result, in connection with our cautionary language as described above, we believe our disclosures in our 2017 Form 10-K were appropriate relative to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

In future filings, if we believe that a reporting unit is at risk of a goodwill impairment charge, we will provide disclosure on the five items referenced in the comment letter to assist investors in assessing the risk. Additionally, if we believe that a reporting unit's fair value is substantially above its carrying value, we will so indicate. In future filings, we will also provide additional disclosure on impairment testing in accordance with Item 303(a)(3)(ii) of Item S-K and other Commission guidance.

Consolidated Financial Statements

Sempra Energy Report of Independent Registered Public Accounting Firm, page F-2

2. Please revise to indicate the related notes to the consolidated financial statements were also audited. Refer to AS 3101.08d.

Response: Our independent registered public accounting firm, Deloitte & Touche LLP, confirmed that the related notes to our consolidated financial statements were audited in connection with their audit of Sempra Energy’s consolidated financial statements. Further, Deloitte & Touche LLP advised us that the omission of a reference to the auditing of the notes to our consolidated financial statements was an oversight. Such reference to the related notes will be included in all subsequently filed annual reports.

Form 8-K/A Filed May 3, 2018

Item 9.01 Financial Statements and Exhibits

3. Please tell us how you determined which entities and audited periods to include. In doing so, please provide us with your significance tests.

Response: On March 9, 2018, the merger by and among Energy Future Holdings Corp. (EFH), Energy Future Intermediate Holding Company LLC (EFIH), Sempra Energy, and Sempra Texas Merger Sub I, Inc. (Merger Sub, an indirect wholly owned subsidiary of Sempra Energy), was completed, merging Merger Sub with and into the reorganized EFH, with reorganized EFH continuing as the surviving company and an indirect, wholly owned subsidiary of Sempra Energy.

Reorganized EFH owns 100 percent of the membership interests of EFIH, which in turn owns 100 percent of the membership interests of Oncor Electric Delivery Holdings Company LLC (Oncor Holdings), which owns 80.25 percent of the outstanding membership interests of Oncor Electric Delivery Company LLC (Oncor). As discussed in the Form 8-K/A, we account for our indirect 100-percent ownership interest in Oncor Holdings as an equity method investment and Oncor Holdings consolidates Oncor. We filed a Form 8-K reporting the transaction pursuant to S-X Article 11-01(b) and (d) and providing pro forma information pursuant to S-X Article 11-01(a)(1).

We determined that EFH, the entity acquired, was a business that was considered significant pursuant to S-X Article 11-01(b)(1) and 11-01(d). EFH was deemed to be a business pursuant to S-X Article 11-01(d), given that its primary activity was holding the investment in Oncor Holdings, and indirectly Oncor, a fully operating public utility, both before and after the transaction. We concluded that EFH met the definition of a significant subsidiary pursuant to S-X Rule 1-02(w), because at least one of the tests showed significance of more than 20 percent (as required by S-X Article 11-01(b)(1), 20 percent is to be substituted for the threshold of 10 percent in S-X Rule 1-02(w)). We further concluded that one year of historical audited financial statements of EFH were required to be presented pursuant to S-X Rule 3-05(b)(2)(ii), because one of the tests exceeded significance of 20 percent, but none exceeded 40 percent. The following summarizes the results of our significance tests, which are provided in detail below.

	I. Investment Test	II. Asset Test	III. Income Test
EFH	19.0%	15.8%	29.2%

As discussed above, the consolidated financial statements of EFH primarily include its equity method investment in Oncor Holdings and the associated equity method earnings. Because we believed that the significant operations included on an equity method basis by EFH were important to an investor’s understanding of the transaction and the pro forma assumptions, we determined it would be appropriate to provide Oncor Holdings’ financial statements as of and for the year ended December 31, 2017. We also elected to voluntarily provide the financial statements as of and for the year ended December 31, 2016 and for the year ended December 31, 2015, which were included in the previously prepared audited financial statements as filed in Exhibit 99.2.

In response to your comment above, we have provided you with our significance tests for EFH as of and for the year ended December 31, 2017, as follows:

I. INVESTMENT TEST
(Dollars in millions)
	Sempra Energy	EFH

Total consideration transferred (A)		$9,566
Total assets of Sempra Energy (B)	$50,454

Percentage of Sempra Energy's total assets (A/B)		19.0%

II. ASSET TEST
(Dollars in millions)
	Sempra Energy	EFH

Total assets of EFH (after elimination of intercompany transactions, assuming the subsidiary was consolidated) (A)		$7,949
Total assets of Sempra Energy (B)	$50,454

Percentage of Sempra Energy's total assets (A/B)		15.8%

III. INCOME TEST
(Dollars in millions)
	Sempra Energy	EFH

Income before income taxes and equity earnings of certain unconsolidated subsidiaries	$1,585

Add: Pretax equity earnings of certain unconsolidated subsidiaries	72

Less: Pretax amounts attributable to noncontrolling interests	(187)

Sempra Energy consolidated income from continuing operations, before income taxes and exclusive of amounts attributable to noncontrolling interests (A)	$1,470

Loss from continuing operations before income taxes and equity in earnings of unconsolidated subsidiaries		$(978)

Add: Pretax earnings of unconsolidated subsidiaries		686

Less: Pretax amounts attributable to noncontrolling interests included in equity in earnings of unconsolidated subsidiaries		(137)

EFH consolidated loss from continuing operations, before income taxes and exclusive of amounts attributable to noncontrolling interests (B)		$(429)

Percentage of Sempra Energy's consolidated income, as defined (absolute value of B/A)		29.2%

Exhibit 23.2

1. The consent refers to consolidated financial statements as of and for the year ended December 31, 2017. However, the related audit report refers to consolidated financial statements as of December 31, 2017 and 2016 and the three years ended December 31, 2017. Please explain the inconsistency.

Response: The Consent of Independent Auditors included in Exhibit 23.2 of the Company’s Form 8-K/A filed on May 3, 2018 should have referred to the consolidated financial statements as of December 31, 2017 and 2016 and for the three years ended December 31, 2017 to match the financial statements included in Exhibit 99.2. We will file an amended Form 8-K/A to update Exhibit 23.2 with a revised Consent of Independent Auditors to include all periods presented in Exhibit 99.2.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at tmihalik@sempra.com or Peter Wall, Sempra Energy’s Vice President and Controller, at pwall@sempra.com.

Sincerely,

/s/ Trevor I. Mihalik
Trevor I. Mihalik
Executive Vice President and
Chief Financial Officer

Cc: Adam Phippen
Staff Accountant
Securities and Exchange Commission

Jeffrey W. Martin
Chief Executive Officer
Sempra Energy

Peter R. Wall
Vice President, Controller and Chief Accounting Officer
Sempra Energy

James M. Spira
Associate General Counsel
Sempra Energy

Virginia S. Oliver
Senior Director, Financial Reporting
Sempra Energy

Scott G. Smith
Partner, Audit and Assurance
Deloitte & Touche LLP
655 West Broadway
Suite 700
San Diego, CA 92101